Exhibit 99.4
QUESTIONS AND
ANSWERS
ABOUT OUR CONVERSION
AND STOCK OFFERING

This pamphlet answers questions about the mutual-to-stock conversion of Penn Millers Mutual Holding Company and the related common stock offering of Penn Millers Holding Corporation.
ABOUT THE PLAN OF CONVERSION
The board of directors of Penn Millers Mutual Holding Company (“Penn Millers Mutual”) adopted a Plan of Conversion from Mutual to Stock Form on April 22, 2009 (the “Plan of Conversion”), whereby Penn Millers Mutual will convert from a mutual holding company to a stock holding company. In connection with the conversion, Penn Millers Holding Corporation, a corporation newly formed by Penn Millers Mutual, is conducting an initial public offering of up to 6,095,000 shares of common stock at a purchase price of $10.00 per share. Upon completion of the conversion and related stock offering, all of Penn Millers Mutual’s common stock will be acquired by Penn Millers Holding Corporation, which will become the parent holding company of Penn Millers Mutual, and Penn Millers Mutual will become the stock holding company of Penn Millers Insurance Company. Penn Millers Holding Corporation will be owned by persons who purchase shares of common stock in the offering.
The Plan of Conversion has been approved by the Pennsylvania Insurance Department, subject to approval of the Plan of Conversion by the eligible members of Penn Millers Mutual (as defined below). In order to complete the conversion, it is necessary for Penn Millers Mutual to receive the approval of at least a majority of all the eligible members of Penn Millers Mutual, so YOUR VOTE IS VERY IMPORTANT. Please return your proxy in the enclosed [COLOR] postage-paid envelope marked “PROXY RETURN.”
THE BOARD URGES ELIGIBLE MEMBERS TO VOTE “FOR” THE PLAN OF CONVERSION. PLEASE PROMPTLY VOTE, SIGN AND MAIL YOUR PROXY CARD(S).
MUTUAL TO STOCK CONVERSION
Q: Why is Penn Millers Mutual converting from mutual to stock form?
A: Penn Millers Mutual’s conversion from mutual to stock form and the related stock offering will provide the company with additional capital that will enable it to take advantage of anticipated future growth opportunities. The conversion will also provide an opportunity for the members of Penn Millers Mutual and the directors, officers and employees of the company to acquire stock in Penn Millers Holding Corporation, which will provide additional incentive for their performance and enable them to participate in Penn Millers’ success.
Q: Will the conversion affect my coverage with Penn Millers Insurance Company?
A: No. The insurance coverage under any Penn Millers Insurance Company policy that you own will not be affected by the conversion.

Q: Will any policy that I hold with Penn Millers Insurance Company be converted to stock?
A: No. All policies will remain as they were prior to the conversion. Eligible members of Penn Millers Mutual have a right to subscribe for shares of common stock during the subscription offering. Eligible members of Penn Millers Mutual consist of named insureds under issued and in force Penn Millers Insurance Company policies as of the close of business on April 22, 2009. These rights to purchase stock cannot be transferred.
ABOUT VOTING RIGHTS
Q: Who is eligible to vote on the conversion?
A: The members of Penn Millers Mutual of record as of July 10, 2009 (the “Record Date”) are eligible to vote on the conversion.
Q: Am I required to vote?
A: No. The Record Date members of Penn Millers Mutual are not required to vote. However, because the conversion will produce a fundamental change in Penn Millers’ corporate structure and the rights of the members of Penn Millers Mutual, the Board of Directors encourages all members to vote.
Q: How can I vote?
A: You may vote by mailing your signed proxy card(s) in the [COLOR] postage-paid envelope marked “PROXY RETURN.” Should you choose to attend the special meeting of members or you decide to change your vote, you may do so by revoking any previously signed proxy.
Q: Why did I receive several proxy cards?
A: Each named insured is only entitled to one vote as a member of Penn Millers Mutual. If you have more than one policy, you may have received more than one proxy card depending upon who is named as an insured on your policy. PLEASE VOTE, SIGN AND RETURN ALL PROXY CARDS THAT YOU RECEIVED.
Q: Does my vote for the plan of conversion require me to buy common stock of Penn Millers Holding Corporation?
A: No. Voting for the plan of conversion does not obligate you to buy shares of common stock of Penn Millers Holding Corporation.

ABOUT THE STOCK OFFERING AND PURCHASING SHARES
Investment in our common stock involves certain risks. For a discussion of certain of such risks and other factors, you are urged to read the accompanying Prospectus.
Q: How many shares are being offered and at what price?
A: In the stock offering, Penn Millers Holding Corporation is offering up to 6,095,000 shares of common stock for sale at $10.00 per share. All shares will be sold at the same price, and no sales commission will be charged to purchasers in the stock offering. Our employee stock ownership plan (“ESOP”) will purchase up to 9.99% of the total number of shares sold in the offering. The maximum number of shares sold may be increased to 6,772,221 to accommodate the ESOP purchase.
Q: Who is eligible to purchase stock in the Offering?
A: Pursuant to the Plan of Conversion, non-transferable rights to purchase shares of common stock at $10.00 per share in a subscription offering have been granted in the following order of priority:
Priority #1 — Eligible members of Penn Millers Mutual, who consist of named insureds under an issued and in force Penn Millers Insurance Company policy as of the close of business on April 22, 2009.
Priority #2 — Penn Millers’ employee stock ownership plan.
Priority #3 — Directors, officers and employees of Penn Millers.
     Common stock that is not sold in the subscription offering is expected to be offered to members of the public in a community offering at $10.00 per share. Unlike the subscription offering, there are no rights to purchase common stock in the community offering. We have the right to accept or reject any order received in the community offering. However, preference may be given to the following before orders are accepted from the general public:
•	licensed insurance agencies and brokers that have been appointed by or otherwise are under contract with Penn Millers Insurance Company to market and distribute policies of insurance.

•	named insureds under policies of insurance issued by Penn Millers Insurance Company after April 22, 2009.

•	natural persons and the trusts of natural persons residing in Lackawanna or Luzerne Counties, Pennsylvania.
     In the event that orders are received for more shares than are available for sale in the stock offering, shares will be allocated as described in the Prospectus.
     To the extent any shares remain available after orders have been received and accepted in the subscription offering and community offering, we may elect to offer such shares to the general public in a syndicated community offering using a syndicate of registered broker/dealers managed by Griffin Financial Group, LLC.
Q: How can I buy shares during the Offering?
A: Shares may be purchased by completing a Stock Order Form and returning it, with full payment, so that it is received (not postmarked) by 12:00 noon, Eastern Time, on                     , 2009, unless the offering is extended as described in the Prospectus. Delivery of a Stock Order Form may be made in one of the following ways: (1) by mail, using the Order Reply Envelope provided, (2) by overnight delivery to the Stock Information Center address noted on the Stock Order Form, or (3) by hand-delivery to the Stock Information Center.
Q: How many shares of common stock can I purchase?
A: The minimum purchase is 25 shares ($250). The maximum allowable purchase for any person or entity, together with associates, affiliates or persons acting in concert with such person or entity, is 304,750 shares ($3,047,500), which represents 5% of the shares of common stock to be sold in a maximum offering. If less than the maximum number of shares are sold in the offering, the maximum purchase limit will be reduced so that no one person, except for the ESOP, will own more than 5% of the common stock of Penn Millers Holding Corporation following the offering. Please review the section in the prospectus entitled “The Offering — Limitations on Purchases of Common Stock” for more information regarding purchase limitations.
Q: How can I pay for the shares?
A: Payment for shares can be remitted by personal check, bank check or money order in U.S. dollars, payable to “Christiana Bank & Trust Company, escrow agent.” These will be cashed upon receipt. Cash, wire transfers and third party checks will not be accepted.
Q: What is the deadline for purchasing shares in the Subscription and Community Offerings?
A: An executed Stock Order Form, with full payment, must be received by us, using an accepted method of delivery as described above, by no later than 12:00 noon, Eastern Time, on                     , 2009, unless the offering is extended as described in the Prospectus.
Q: Is it possible that I will not receive any or all of the shares I ordered?
A: Yes. If we receive orders in the offering for more shares than we have available to sell, we will allocate shares as described in the Prospectus. If we are unable to fill your order, in whole or in part, you will receive a refund check.
Q: Will payments for common stock earn interest?
A: No. Payments that you submit will not earn interest.

Q: May I change my mind after I place an order to subscribe for stock?
A: No. After receipt, your order cannot be modified or withdrawn unless the offering is extended beyond                     , 2009, or the offering range is amended to below 4,505,000 shares or above 6,095,000 shares.
Q: I am eligible to subscribe for shares of common stock in the Subscription Offering but I am not interested in purchasing any shares. May I allow someone else to use my Stock Order Form to take advantage of my Subscription Offering priority?
A: No. Subscription rights are non-transferable! To preserve subscription rights, the shares may only be registered in the name(s) of the eligible member(s) of Penn Millers Mutual. Subscribers may not add the names of persons who are not named insureds on their eligible policy. On occasion, people attempt to persuade eligible members to transfer subscription rights, or to purchase shares in the offering based on an understanding that the shares will be subsequently transferred to others. Participation in such schemes is against the law and may subject involved parties to prosecution. If you become aware of any such activities, we ask that you notify us promptly so that we can take the necessary steps to protect subscription rights.
Q: Will my common stock be insured?
A: No. Like all stock, the common stock cannot be insured or guaranteed by any government agency, nor will it be insured or guaranteed by Penn Millers Insurance Company or Penn Millers Holding Corporation.
Q: Will dividends be paid on the stock?
A: We currently do not intend to pay dividends to shareholders of Penn Millers Holding Corporation. Our dividend policy will depend upon our financial condition, results of operations and future prospects, as well as that of our lead insurance company, Penn Millers Insurance Company.
Q: How will Penn Millers Holding Corporation shares trade?
A: Upon completion of the offering, Penn Millers Holding Corporation expects the stock to be traded on the NASDAQ Global Market under the symbol “PMIC.” Once the shares have begun trading, you may contact a firm offering investment services in order to buy or sell Penn Millers Holding Corporation shares in the future. Upon completion of the offering, stock certificates will be mailed to purchasers in the stock offering. Shareholders may not be able to sell their shares of common stock until their stock certificate is delivered to them, even though the common stock will have begun trading.
Q: Are officers and directors planning to purchase stock?
A: Yes. Our executive officers and directors, together with their affiliates and associates, plan to purchase approximately 133,000 shares of common stock in the offering.

WHERE TO GET MORE INFORMATION
Q: How can I get more information?
A: A Stock Information Center has been established at our offices at 72 North Franklin Street, Wilkes-Barre, PA 18773. You may visit the Stock Information Center or call us, toll free, at 1 (800)      -           from 10:00 a.m. to 4:00 p.m., Eastern Time, Monday through Friday. The Stock Information Center is not open on weekends or bank holidays.
     This brochure is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by means of the Prospectus.
     The shares of common stock are not insured and are not guaranteed by Penn Millers Holding Corporation, Penn Millers Insurance Company or by any Federal or state government or agency.